[BIOMET, INC. LETTERHEAD]

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Michael Pressman
Perry Hindin
Tom Jones

Re:	Biomet, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 31, 2007
File No. 1-15601

April 13, 2007

Ladies and Gentlemen:

This letter is in response to our conversation with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on March 30, 2007, regarding the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and supplements our prior written correspondence to the Staff concerning the Preliminary Proxy Statement.

The Staff has requested Biomet, Inc. (“Biomet”) to confirm, in light of the information disclosed in the Current Report on Form 8-K filed by Biomet with the SEC on March 30, 2007 (the “March 30, 2007 Form 8-K”), whether Biomet’s conclusions set forth in its prior written correspondence to the Staff has changed.  After taking into account the developments disclosed in the March 30, 2007 Form 8-K, Biomet confirms its position that the total mix of information currently available to its shareholders is sufficient for its shareholders to make a reasonably informed investment decision regarding the merger for the following reasons, among others previously described in written correspondence to the Staff.

First, the information disclosed in the March 30, 2007 Form 8-K updates the preliminary information previously disclosed in December 2006 with respect to the review by the independent special committee (the “Special Committee”) of Biomet’s historical stock option granting practices, including the material facts regarding the investigation that Biomet has disclosed to LVB Acquisition, LLC (the “Purchaser”).  Biomet’s shareholders now have the most current material information regarding the Special Committee’s updated preliminary findings, which includes a preliminary quantification of the scale and scope of the issue and a summary of the corrective actions that Biomet’s board has approved to date.  The definitive proxy statement will disclose this updated information in a manner similar to the manner in which the information from the December 2006 preliminary report was disclosed in the Preliminary Proxy Statement.  This provides Biomet’s shareholders with sufficient information regarding the scale and scope of issues associated with the ongoing investigation of Biomet’s historical stock option granting practices in order to make a reasonably informed investment decision whether to approve and accept Biomet’s sale to Purchaser at $44 per share.

Second, Biomet announced that it will amend its Annual Report on Form 10-K for the fiscal year ended May 31, 2006 and Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2006 to reflect a restatement of the consolidated financial statements and related disclosures reflected therein,(1) in accordance with Biomet’s understanding of the Staff’s interpretations of Staff Accounting Bulletin No. 99 and Item 4.02(a) of Form 8-K, although Biomet does not believe that the impact of the error arising from misdating stock options during the period from fiscal year 1996 through 2006 will be quantitatively material to any prior period financial statements.(2)  While this announcement involves a finding that Biomet’s prior period financial statements should no longer be relied upon in their current form, given the totality of the information made available, shareholders are now better informed about the scale and scope of the misdating issue.  In this connection, it is worth noting that, insofar as investors value a business based on the cash generating capacity of the business,(3) the error that is the basis for Biomet’s determination that a restatement is necessary is largely noncash in nature (as described in the Form 8-K and Preliminary Proxy Statement).  Under these circumstances, in which Biomet has disclosed both preliminary information regarding its results for the 2007 second fiscal quarter (prior to any adjustments required as a result of the investigation into its stock option granting practices) as well as the scale and scope of the errors and actions that have led to the Item 4.02(a) determination, shareholders should be permitted to consider the mix of available information and decide whether to approve the all-cash merger of Biomet at $44 a share — the same kind of purchase and sale decision investors make every day in the open market regarding Biomet or that shareholders would be allowed to make if the transaction were structured as an all cash tender offer instead of an all cash merger.(4)

(1)                These restatements will include the consolidated financial statements for the fiscal years ended May 31, 2006, 2005 and 2004 and quarters ended August 31, 2006 and 2005.

(2)                Biomet’s belief is based upon the preliminary findings of the Special Committee described in the March 30, 2007 Form 8-K.  Neither the Company nor its independent registered public accounting firm have verified or confirmed the Special Committee’s preliminary findings or the absence of errors unrelated to stock option misdating; this conclusion therefore is subject to the qualifications described in Biomet’s March 30, 2007 Form 8-K.

(3)                See, e.g., Richard A. Brealey & Stewart C. Myers, Principles of Corporate Finance, (7th Edition, McGraw-Hill/Irwin, 2003), at 367-68.  Also, see Stephen A. Ross, Randolph W. Westerfield, and Jeffrey Jaffe, Corporate Finance (7th Edition, McGraw-Hill/Irwin, 2005), at 372-73.

(4)                We note in this regard that stockholders continue to make purchase and sale decisions on the open market notwithstanding Biomet’s determination that a restatement is necessary and that its prior period financial

(Continued...)

Third, Biomet does not believe that the increase in share-based compensation expense attributable to unvested stock options outstanding as of November 30, 2006 (the “Unvested Options”) to be amortized through 2015 (should the proposed merger with the Purchaser fail to be consummated) will be quantitatively material to Biomet as a whole in either the first and second quarter of fiscal 2007 or any foreseeable future period.(5)  In the Current Report on Form 8-K filed with the SEC on January 19, 2007, Biomet furnished to shareholders its determination, prior to any adjustments required as a result of its investigation into historical stock option granting practices, of the share-based compensation expense in the first and second quarter of fiscal 2007 and the expected aggregate future amortization with respect to the Unvested Options.  As discussed in the March 30, 2007 Form 8-K, Biomet’s Special Committee has determined that most of the Unvested Options were granted with an exercise price lower than fair market value on the proper measurement date for those options.  Therefore, Biomet anticipates that, assuming no change is made to Unvested Options, the aggregate amount of share-based compensation expense to be amortized through 2015 with respect to Unvested Options will increase and share-based compensation expense with respect to Unvested Options in both the first and second quarter of fiscal 2007 and each future period will increase as well.(6)  Biomet will clarify this point in its definitive proxy statement.  Biomet notes that total share-based compensation expense for the three months and six months ended November 30, 2006 represented only 3% of income before income taxes,(7) before making any adjustment required as a result of its investigation into historical stock option granting practices.  Although Biomet and its accounting firm have not completed the work necessary to determine by how much share-based compensation expense to be amortized over future periods or in any particular period will increase, Biomet anticipates that any change will represent a fraction of the total, a number which in and of itself is not material to Biomet as a whole.

statements should no longer be relied upon.  Biomet’s stock closed up $0.19 the first day of trading after the announcement of Biomet’s restatement and Item 4.02(a) determination in the March 30, 2007 Form 8-K.

(5)                Biomet adopted SFAS No. 123R, “Share-Based Payment”, (“SFAS 123R”) on June 1, 2006 using the modified prospective method.  SFAS 123R requires all share-based payments to employees, including stock options, to be expensed based on their fair value over the required award service period.  Biomet uses the straight line method to recognize compensation expense relating to share-based payments and uses the Black-Scholes option-pricing model to determine the fair value of Biomet’s stock options.

(6)                Biomet notes that a portion of the increase in share-based compensation with respect to Unvested Options will likely be reduced by the remedial measures described in Biomet’s March 30, 2007 Form 8-K (e.g. forfeitures and exercise price adjustments).

(7)                Total share-based compensation expense, offset by the tax benefit of such share-based compensation expense, for the three and six months ended November 30, 2006 was approximately $4,526,000 and $8,511,000 or 4.4% and 4.1% of Biomet’s income after taxes, respectively, in each case before making any adjustment required as a result of its investigation into historical stock option granting practices or any additional adjustments for the tax benefits from an increase in share-based compensation expense due to errors in stock option grants.  Biomet believes that analyzing the impact of cost increase relative to profit on a pre-tax basis is the most straight-forward “apples to apples” comparison, instead of reducing the cost by the amount of the tax benefit arising from that increase and comparing that to income after taxes.  Biomet expects that this nuance will be addressed in connection with the completion of its investigation.

Fourth, Biomet has furnished to shareholders on Form 8-K preliminary unaudited consolidated financial statements, related footnotes and other related preliminary disclosures (such as Management’s Discussion and Analysis) for the period ended November 30, 2006, prior to any necessary adjustments that may be required as a result of Biomet’s investigation regarding historical stock option granting practices.  Biomet currently expects to follow the same process with respect to its financial results for the third quarter ended February 28, 2007, notwithstanding the developments disclosed in the March 30, 2007 Form 8-K.  Moreover, Biomet has disclosed in its Preliminary Proxy Statement, and will disclose in its definitive proxy statement, forward-looking information from its management’s strategic plan that was provided to its Board and financial advisor, as well as the Purchaser, indicating management’s financial targets for future periods.

Fifth, Biomet will continue to disclose to shareholders material developments regarding these matters at the appropriate time in future SEC filings.

In light of the foregoing, and as expressed in greater length in Biomet’s letter dated February 20, 2007, Biomet believes the total mix of information currently available to its shareholders is sufficient for its shareholders to make a reasonably informed investment decision regarding the merger and, in Biomet’s view, its shareholders should be allowed to use that information to make a reasonably informed decision to vote their shares to approve or disapprove an all cash merger at a substantial premium to Biomet’s historical trading prices.

We hope that the foregoing has been responsive to the Staff’s comments and illustrates some of the reasons for allowing a vote to proceed.  Biomet acknowledges that (a) Biomet is responsible for the adequacy and accuracy of the disclosures in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) Biomet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

Please direct any questions concerning this letter to the undersigned at (574) 372-1701, Richard W. Porter, P.C. at (312) 861-2396 or Robert M. Hayward at (312) 861-2133.

Sincerely,

BIOMET, INC.

/s/ Bradley J. Tandy
Name:	Bradley J. Tandy
Title:	Senior Vice President, Acting
General Counsel and Secretary

cc:	Richard W. Porter, P.C.
Robert M. Hayward
Kirkland & Ellis LLP

Gary I. Horowitz
Caroline B. Gottschalk
Simpson Thacher & Bartlett LLP

Robert P. Davis
Cleary Gottlieb Steen & Hamilton LLP